*AM 12-30-2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16206


03052989

FACING PAGE
Information Required of Brokers and Dealers ... the
Securities Exchange Act of 1934 and ...

REPORT FOR THE PERIOD BEGINNING November 1, 2002 (MM/DD/YY) AND ENDING October 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Kent King Securities Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

89 Ionia, NW, Suite #100
(No. and Street)

Grand Rapids	Michigan	49503
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John L. Worst (616) 459-3317
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kiekover, Scholma & Shumaker, PC.
(Name – *if individual, state last, first, middle name*)

205 East Main Street	Zeeland	Michigan	49464
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.


SEC MAIL RECEIVED PROCESSING
DEC 29 2003
WASH. D.C. 181 SECTION

PROCESSED
JAN 02 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John L. Worst, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kent King Securities Company, Inc., as of October 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRES.

Title

BRENDA L. SAWYER, Notary Public
Kent County, Michigan
My Commission Expires 6-13-07

Notary Public 12 23 03

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KENT KING SECURITIES CO., INC.

AUDITED STATEMENT OF FINANCIAL CONDITION

OCTOBER 31, 2003

KIEKOVER, SCHOLMA & SHUMAKER, PC
Certified Public Accountants
Zeeland, Michigan

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **N 3** [100]
[1] Kent King Securities Company, Inc.

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 10/31/03 [99]
SEC FILE NO. 8-16206 [98]
Consolidated [198]
Unconsolidated [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 911,823	200			$ 911,823	750
2. Receivables from brokers or dealers:						
A. Clearance account [3]		295				
B. Other	100,574	300	$	550	100,574	810
3. Receivable from non-customers		355	22,524	600	[7] 22,524	830
4. Securities and spot commodities owned at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	50,000	424				
E. Spot commodities [4]		430			50,000	850
5. Securities and/or other investments not readily marketable:						
A. At cost [2] $ ______ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ ______ [150]						
B. Other securities $ ______ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ ______ [170]						
B. Other securities $ ______ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ ______ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value			[6]	660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	95,925	680	[8] 95,925	920
11. Other assets		535	27,929	735	27,929	930
12. TOTAL ASSETS [5]	$ 1,062,396	540	$ 146,378	740	$ 1,208,775	940

OMIT PENNIES

See Notes To Financial Statements.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
Kent King Securities Company, Inc.

as of 10/31/03

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] 13	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	10 [1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	35,756 [1205]	[1385]	35,756 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] 12	[1390] 14	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders 9 $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 35,756 [1230]	$ [1450]	$ 35,756 [1760]

Ownership Equity

		Total
21. Sole Proprietorship		15 $ [1770]
22. Partnership (limited partners)	11 ($ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		100,000 [1792]
C. Additional paid-in capital		[1793]
D. Retained earnings		1,073,019 [1794]
E. Total		1,173,019 [1795]
F. Less capital stock in treasury		16 ( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 1,173,019 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 1,208,775 [1810]

OMIT PENNIES

See Notes To Financial Statements.

KENT KING SECURITIES CO., INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION

NOTE A: **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Business Activity - Kent King Securities Co., Inc. is a broker-dealer in securities maintaining a single office located in Grand Rapids, Michigan. A substantial portion of the Company's customers are local area residents. The Company operates on a fully disclosed basis with all customer transactions cleared through ABN AMRO Incorporated.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Security Transactions - Security transactions and related commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction date.

Securities Inventory - Securities inventory includes marketable securities that are owned by the firm for the purpose of selling to clients. These securities are carried at market.

Property, Equipment and Depreciation - Property and equipment are stated at cost. Depreciation is computed using straight-line or declining balance methods over the estimated lives of the assets. Property and equipment are shown net of accumulated depreciation of $109,208 in the accompanying statement of financial condition.

NOTE B: **LEASES - RELATED PARTY**

The Company rents office space and equipment on a month-to-month basis from a limited liability company whose owner is a relative of the shareholder of Kent King Securities Co., Inc. Rental payments are currently $3,917 per month and totaled $25,568 for the year ended October 31, 2003.

NOTE C: **NET CAPITAL REQUIREMENTS**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital may fluctuate on a daily basis. At October 31, 2003, the Company had net capital and net capital requirements of approximately $1,025,641 and $100,000, respectively. The net capital rules may effectively restrict the payment of cash dividends.

NOTE D: **COMMON STOCK**

Common stock consists of $1 par value shares, 100,000 shares authorized, issued and outstanding.

NOTE E: **RETIREMENT PLAN**

The Company has a defined contribution retirement plan covering full-time employees with at least one year of service. Employer contributions are at the discretion of the Company and were $-0- for the year ended October 31, 2003.

NOTE F: **SUBSEQUENT EVENT - SALE OF STOCK OF KENT KING SECURITIES CO., INC.**

On November 1, 2003, the sole shareholder sold 100% of the issued and outstanding shares of Kent King Securities Co, Inc. common stock to Royal Securities Co. On that date, Kent King Securities Co., Inc. was effectively merged into and became a part of Royal Securities Co.



Kiekover, Scholma & Shumaker, PC

Certified Public Accountants and Consultants

Calvin Scholma
Richard Shumaker
Kenneth Scholma
Michael Brandsen
Emil Sabolish, Jr.
David Nienhuis
Harris Kiekover

INDEPENDENT AUDITOR'S REPORT

November 25, 2003

To the Stockholder of
Kent King Securities Co., Inc.

We have audited the accompanying statement of financial condition of Kent King Securities Co., Inc. as of October 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Kent King Securities Co., Inc. as of October 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Kiekover, Scholma & Shumaker, PC

Kiekover, Scholma & Shumaker, PC
Certified Public Accountants

205 East Main Street • Zeeland, Michigan 49464-0280 • Phone 616-772-4615 • Fax 616-772-9288 • E-mail cpa@ksscpa.com